Exhibit 99.1

X Financial Engages AIBank as Custodian Bank

SHENZHEN, January 10, 2019 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company”), a leading technology-driven personal finance company in China, today announced that it has engaged Citic AIBank Corp. (“AIBank”) as its custodian bank, a significant step in X Financial’s strategy to strengthen trust and security in its platform. AIBank’s custodian services are now fully integrated within Xiaoying Wealth Management’s systems following two months of stringent testing which involved more than 30 teams of over 270 engineers.

AIBank will provide fund custodian services including settlement, accounting, clearing services and safeguarding online lending capital to Xiaoying Wealth Management. To ensure security and remain compliant with recent regulations, all borrower and investor funds will be managed independently by AIBank once the transfer of all custodian funds has been complete and IT systems have been linked. Going forward, each investor and borrower must create a separate custody account with AIBank to ensure that their capital, repayments and interest are managed independently from X Financial.

AIBank was founded as a direct banking joint venture in 2017 by China Citic Bank Corp (601998.SS) and Baidu Inc. (NASDAQ: BIDU) that leverages big data and artificial intelligence to offer services over the internet instead of through physical branches. AIBank was one of the first 25 banks to receive approval and be whitelisted by the National Internet Finance Association as part of the regulatory compliance inspection campaign launched by the government in August 2018.

Mr. Justin Tang, Founder, Chief Executive Officer, and Chairman of X Financial commented, “We are excited to work with AIBank which was founded to focus on providing direct banking services and explore opportunities in China’s burgeoning fintech sector. AIBank is a highly-respected institution that has developed cutting-edge technology and algorithms that will further strengthen trust and security in our online lending platform, provide significant competitive advantages, and improve our overall competitiveness. I look forward to building a long and fruitful relationship with AIBank.”

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Ms. Jennifer Zhang

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com